CARTER, LEDYARD & MILBURN
                       COUNSELLORS AT LAW
                          2 WALL STREET
                    NEW YORK, NEW YORK  10005


                          March 1, 1996



The Chase Manhattan Bank
  (National Association), as Trustee of
  The First Trust Special Situations
  Trust, Series 141
  Target 5 Trust, Series 7
  Target 10 Trust, Series 13
770 Broadway - 6th Floor
New York, New York 10003

Attention:     Mr. Paul J. Holland
               Vice President


     Re:  The First Trust Special Situations Trust, Series 141
                    Target 5 Trust, Series 7
                   Target 10 Trust, Series 13

Dear Sirs:

     We are acting as counsel for The Chase Manhattan Bank (National Association) ("Chase") in connection with the execution and delivery of a Trust Agreement ("the Trust Agreement") dated today's date (which Trust Agreement incorporates by reference certain Standard Terms and Conditions of Trust dated November 20, 1991, and the same are collectively referred to herein as the "Indenture") among Nike Securities L.P., as Depositor (the "Depositor"), First Trust Advisors L.P., as Evaluator, First Trust Advisors L.P., as Portfolio Supervisor; and Chase, as Trustee (the "Trustee"), establishing The First Trust Special Situations Trust, Series 141, consisting of Target 5 Trust, Series 7 Target 10 Trust, Series 13 (the "Trust"), and the execution by Chase, as Trustee under the Indenture, of a certificate or certificates evidencing ownership of units (such certificate or certificates and such aggregate units being herein called "Certificates" and "Units"), each of which represents an undivided interest in the respective Trust which consists of common stocks (including confirmations of contracts for the purchase of certain stocks and bonds not delivered and cash, cash equivalents or an irrevocable letter of credit or a combination thereof, in the amount required for such purchase upon the receipt of such stocks and bonds), such stocks and bonds being defined in the Indenture as Securities and listed in the Schedule to the Indenture.

     We have examined the Indenture, the Closing Memorandum dated today's date, a specimen Certificate, and such other documents as we have deemed necessary in order to render this opinion. Based on the foregoing, we are of the opinion that:

     1. Chase is a duly organized and existing national banking association authorized to exercise trust powers.

     2. The Trust Agreement has been duly executed and delivered by Chase and, assuming due execution and delivery by the other parties thereto, constitutes the valid and legally binding obligation of Chase.

     3. The Certificates are in proper form for execution and delivery by Chase, as Trustee.

     4. Chase, as Trustee, has duly executed and delivered to or upon the order of the Depositor a Certificate or Certificates evidencing ownership of the Units, registered in the name of the Depositor. Upon receipt of confirmation of the effectiveness of the registration statement for the sale of the Units filed with the Securities and Exchange Commission under the Securities Act of 1933, the Trustee may deliver such other Certificates, in such names and denominations as the Depositor may request, to or upon the order of the Depositor as provided in the Closing Memorandum.

     5. Chase, as Trustee, may lawfully advance to the Trust amounts as may be necessary to provide periodic interest distributions of approximately equal amounts, and may be reimbursed, without interest, for any such advances from funds in the interest account, as provided in the Indenture.

     In rendering the foregoing opinion, we have not considered, among other things, whether the Securities have been duly authorized and delivered.

                                        Very truly yours,


                                        CARTER, LEDYARD & MILBURN